16 July 2008

RECEIVED

2008 JUL 23 P 2: 10

FICE OF INTERNATIONAL.
CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4134
Direct Fax   44 121 722 4290
Our Ref RPB



08003958

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Publication of Supplementary Prospectus'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.



Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SEVERN TRENT PLC
19 June 2008

Publication of Supplementary Prospectus

The following Supplementary Prospectus has been approved by the UK Listing Authority and is
available for viewing:

Supplementary Prospectus dated 18 June 2008 relating to a €3,500,000,000 Euro Medium
Term Note Programme with Severn Trent Plc and Severn Trent Utilities Finance Plc as issuers
and Severn Trent Water Limited as Guarantor of Notes issued by Severn Trent Utilities Finance
Plc (base prospectus dated 3 August 2007 (the "Prospectus")).

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0744X_1-2008-6-19.pdf

For further information, please contact:

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU

www.severntrent.com

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus and the
Prospectus may be addressed to and/or targeted at persons who are residents of particular
countries (specified in the Prospectus) only and is not intended for use and should not be relied
upon by any person outside these countries and/or to whom the offer contained in the
Prospectus is not addressed. Prior to relying on the information contained in the Supplementary
Prospectus and the Prospectus you must ascertain from the Prospectus whether or not you are
part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of
1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the
United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the
Notes may not be offered, sold or delivered in the United States or to or for the account or
benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.
Your right to access this service is conditional upon complying with the above requirement.

